RECEIPT

I, Robert F. Gorman, acknowledge that I have informed Universal
Automotive Industries, Inc. (the "Company") that I have agreed to exercise my right set forth in that certain Unsecured Demand Promissory Note dated March 19, 2002 (the "Note"), in the original principal amount of $53,000, that I will accept payment in full of all indebtedness owed to me under such Note in the form of a combination of common stock and cash. I acknowledge receipt on the date hereof of 20,000 shares of the common stock of the Company, par value
$.01 per share, and cash in the amount of $745.00, in check payable to me, in full payment of all indebtedness owed to me by the Company under such Note.

	IN WITNESS WHEREOF, I have caused this receipt to be executed and delivered this 5 day of September, 2002.



/s/	Robert F. Gorman
	____________________________
	Robert F. Gorman